July 13, 2016

Via EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, NE – Mail Stop 3561

Washington, DC 20549

Re:	Western Uranium Corporation
Amendment No. 1 to Form 10
Filed June 22, 2016
File No. 000-55626

Dear Mr. Reynolds:

We have received your comment letter dated June 29, 2016 with regard to Amendment No. 1 to our Form 10 registration statement. We intend to respond to the letter and file an amendment to the Form 10 promptly. We do not expect to be able to respond within ten business days as requested in your letter, but intend to do so no later than July 21, 2016.

Sincerely,

/s/ Michael Skutezky
Michael Skutezky
Chairman